1271 Avenue of the Americas | New York, New York 10020

Blankrome.com

Phone:	(212) 885-5358
Fax:	(917) 332-3832
Email:	Leslie.marlow@blankrome.com

March 9, 2022

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Christine Westbrook

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed February 25, 2022
File No. 333-263037

Dear Ms. Westbrook:

On behalf of our client, Adial Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 7, 2022 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comments in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment

Registration Statement on Form S-3 filed February 25, 2022

General

1.	We note you appear to have relied in General Instruction I.B.6 to Form S-3 to conduct your registered direct offering in February 2022. Because the aggregate number of shares sold by you to the selling stockholder in the registered direct offering and the private placement exceeds the limitation in General Instruction I.B.6, it does not appear you are eligible to rely on Instruction I.B.3 to Form S-3 to register the resale of the common stock underlying the warrants. Refer to Securities Act Forms Compliance and Disclosure Interpretations Question 116.25. Accordingly, please amend your registration statement to a form on which you are eligible to register to conduct a primary offering of securities with a market value of the securities you have attempted to register on Form S-3. Alternatively, please provide us with a detailed analysis supporting your eligibility to use Form S-3 to register the resale of common stock underlying the warrants.

Response: We respectfully submit that the Company was eligible to use and relied on General Instruction I.B.1 to Form S-3 (and not General Instruction I.B.6 to Form S-3) to conduct the offering that closed on February 15, 2022.

On September 7, 2021, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company exceeded $75 million. Specifically, the closing price of the Company’s common stock, par value $0.001 per share (the “Common Stock”), on The Nasdaq Capital Market on September 7, 2021 was $4.55 per share and the total voting and non-voting Common Stock held by non-affiliates of the Company was 16,791,612 shares, which equals an aggregate market value of shares held by non-affiliates of $76,401,834. In addition, on September 27, 2021, the closing price of the Common Stock, on The Nasdaq Capital Market was $4.67 per share and the total voting and non-voting Common Stock held by non-affiliates of the Company was 16,791,612 shares, which equals an aggregate market value of shares held by non-affiliates of $78,416,828. As a result, on September 7, 2021, the Company became eligible to issue securities pursuant to the Registration Statement under General Instruction I.B.1 to Form S-3 and could have registered all of the securities on the prospectus supplement to the Registration Statement (the “Prospectus Supplement”), filed with the Commission on February 14, 2022, but elected to issue the warrants in a concurrent private placement with a subsequent resale registration statement in order to preserve capacity under the Registration Statement.

As a result of the foregoing, the Company was eligible to rely on General Instruction I.B.3 to Form S-3 to register the resale of the shares of Common Stock underlying the warrants issued in the concurrent placement on Form S-3 since it could have registered the warrants under the initial Prospectus Supplement under General Instruction I.B.1 to Form S-3. Lastly, the Company also satisfies the registration requirements specified in General Instruction I.A. Eligibility Requirements for Use of Form S-3.

United States Securities

and Exchange Commission

March 9, 2022

2.	Please provide updated financial statements for the most recently completed fiscal year. Refer to Rule 8-08(b) of Regulation S-X.

Response: The Company will not seek to have the Registration Statement declared effective until the Company’s Form 10-K for the fiscal year ended December 31, 2021 has been filed with the Commission, which the Company anticipates filing no later than March 30, 2022. The Form 10-K, which will be incorporated by reference into the Registration Statement, will include the financial statements that satisfy Rule 8-08(b) of Regulation S-X. We understand that an amendment to the Registration Statement will be required once the Form 10-K has been filed with the Commission to include an updated Exhibit 23.1 (auditor’s consent) and we will endeavor to file Amendment No. 1 to the Form S-3 Registration Statement as soon as practicable after the Form 10-K has been filed.

* * *

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Patrick Egan at (212) 885-5346.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	William B. Stilley
Chief Executive Officer, Adial Pharmaceuticals, Inc.